

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via E-mail
David H. Ownby
Executive Vice President and Chief Financial Officer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

> **Re: Regal Entertainment Group**
> **Form 10-K for Fiscal Year Ended December 29, 2011**
> **Filed February 27, 2012**
> **File No. 001-31315**

Dear Mr. Ownby:

 We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

 Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Significant Events and Fiscal 2012 Outlook, page 31

1. We note your disclosure that you opened three new theatres with 43 screens and closed 15 theatres with 127 screens ending the fiscal year 2011 with 527 theatres and 6,614 screens. In regards to the closing of 15 theatres, please completely and clearly tell us how you considered ASC 350-20-35-52 in determining any gain or loss on the disposal of those theatres. In addition, please specifically expand your goodwill accounting policy (note 2, page 63) to disclose how you allocate goodwill on a disposal of all or a portion of a reporting unit in determining the gain or loss on disposal.

Consolidated Statements of Cash Flows, page 58

2. Reference is made to the financing activities section where you report net payments on long-term obligations. It is unclear why you report the cash inflows and cash outflows on long-term debt obligations on a net (and not a gross) reporting basis. Please note that the guidance

in ASC Topic 230-10-45-14(b) and 20-10-45-15(b) for financing activities provide separate reporting of cash inflows on proceeds from issuing short or long-term borrowings and cash outflows on repayments of amounts borrowed. It appears from the guidance in ASC Topics 230-10-45-8 and 230-10-45-9 that the only exception for net reporting of cash flows on debt agreements is where the maturity of debt is short and specifically where the original maturity of the liability (debt) is three months or less. Therefore, please consider the guidance above and separately report cash inflows and cash outflows on long-term borrowing proceeds and repayments where the original maturity of the debt is longer than three months, as applicable.

Notes to Consolidated Financial Statements

Note 4: Investments

Investment in National CineMedia, LLC, page 74

3. From your disclosure in the last complete paragraph on page 76, we note that the "Additional Investments Tranche" is accounted for separately from the "Initial Investment Tranche." We also note that the Additional Investments Tranche pertain to the common unit changes (increases or decreases) resulting from the annual adjustment provisions of the Common Unit Adjustment Agreement through a formula primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each joint venture partner. It appears that you have received additional common units in each of the annual periods. However, it is unclear how you would account for non-cash decreasing common unit adjustments in the event that you surrender common units to National CineMedia, LLC ("NCM") and it decreases your investment in NCM. As the units surrendered would appear specifically identifiable as Additional Investments Tranche common units and you account for this investment separately from the Initial Investment Tranche common units, please tell us if the gain or loss on disposition (surrender) of common units that results in the reduction of your NCM investment would be based on the weighted average cost of solely the Additional Investment Tranche common units. As the weighted average cost of the Additional Investments Tranche is materially different than the Initial Investment Tranche which currently has a zero cost basis (as disclosed on page 75), the impact of a gain or loss on the disposition of common units can be significant. Therefore, please advise us completely and clearly and expand your disclosure in note 4 to address how you would account for non-cash decreasing common unit adjustments in the event that you surrender common units to NCM and it decreases your investment in NCM. Please advise and revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti (202) 551-3816 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief